Exhibit 99.1

SciSparc: Subsidiary NeuroThera Labs’ CliniQuantum Reports Successful Quantum-Enabled Analysis of Billions of Gene Combinations Using Real-World Clinical Data on an S&P 500 Company’s Quantum Architecture

TEL AVIV, Israel, Oct. 07, 2026 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), today announced that NeuroThera Labs Inc. (TSXV: NTLX) (“NeuroThera”), a clinical-stage pharmaceutical company focused on developing novel treatments for central nervous system disorders, that CliniQuantum Ltd. (“CliniQuantum”), NeuroThera’s  majority owned subsidiary, reported that its Graphics Processing Unit- accelerated (“GPU”) quantum-simulation platform achieved an approximately 16.8-fold computational acceleration using a single machine with 64 cores (x86_64) and a single NVIDIA T4 Tensor Core GPU compared with the same 64-vCPU machine with only Central Processing Unit (“CPU”) implementation.

The evaluation used a real clinical gene-expression dataset comprising 11 patients and 3,531 gene-expression features, representing a challenging high-dimensional setting in which the number of biological variables greatly exceeds the number of patients.

The algorithm operated by CliniQuantum searched for correlated three-gene configurations across the dataset. The 3,531 genes generated 7,331,162,245 possible three-gene combinations. Using a predefined minimum correlation threshold, the algorithm identified approximately 22.2 million correlated gene triplets.

The analysis required approximately 8.4 hours using 64 vCPUs (virtual CPU), compared with approximately 0.5 hours when accelerated using a single NVIDIA T4 GPU, while producing the same qualifying gene-triplet results.

The benchmark was conducted on an AWS g4dn.16xlarge EC2 machine using an IBM Qiskit Aer GPU-based quantum simulation, with a NVIDIA T4 Tensor Core GPU. The benchmark was designed to evaluate computational performance and did not evaluate or establish the clinical validity, predictive value, or potential utility of any identified gene combinations.

CliniQuantum intends to continue advancing its algorithms toward the analysis of increasingly complex multi-feature configurations and larger biomedical datasets, while progressing its development pathway from simulation and validation toward execution on quantum computing hardware.

About SciSparc Ltd. (Nasdaq: SPRC):

The Company, through its majority-owned subsidiary NeuroThera, engages in clinical-stage pharmaceutical developments. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company, together with its majority-owned subsidiary NeuroThera, is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette syndrome, for the treatment of Alzheimer’s disease and agitation; and SCI- 210 for the treatment of autism spectrum disorder and status epilepticus. The Company, through NeuroThera, also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seed oil-based products on the Amazon.com Marketplace.

About NeuroThera Labs Inc.

NeuroThera is a clinical-stage pharmaceutical company focused on developing novel therapeutics for central nervous system disorders and other underserved health conditions through collaborations and innovative combinations.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc uses forward-looking statements when it discusses the potential benefits and advantages of CliniQuantum’s algorithm, its advancement toward the analysis of increasingly complex multi-feature configurations and larger biomedical datasets and progressing its development pathway from simulation and validation toward execution on quantum computing hardware. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F, filed with the SEC on April 29, 2026, as amended, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055